ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-185398

December 12, 2012

Access Midstream Partners, L.P.

ACMP Finance Corp.

$1,400,000,000 4.875% Senior Notes due 2023

Pricing Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated December 12, 2012 relating to these securities. Certain terms reflected in such preliminary prospectus supplement are superseded below.

Issuers:	Access Midstream Partners, L.P. ACMP Finance Corp.
Guarantors:	All existing subsidiaries and certain future subsidiaries
Security Description:	4.875% Senior Notes due 2023
Distribution:	SEC Registered
Principal Amount:	$1,400,000,000
Issue Ratings*:	Ba3/BB-
Maturity:	May 15, 2023
Coupon:	4.875%
Public Offering Price:	100.000%
Net Proceeds Before Expenses:	$1,379,000,000
Yield to Maturity:	4.875%
Spread to Treasury:	T + 318 bps
Benchmark:	1.625% UST due November 15, 2022
Interest Payment Dates:	May 15 and November 15
Commencing:	May 15, 2013
Equity Clawback	35% before December 15, 2015 at 104.875%
Optional Redemption:	Callable, on or after the following dates, and at the following prices:
	Date	Price
	December 15, 2017	102.438%
	December 15, 2018	101.625%
	December 15, 2019	100.813%
	December 15, 2020 and thereafter	100.000%
Make-Whole:	T+50 bps prior to December 15, 2017
Special Mandatory Redemption:	100% of the aggregate issue price of notes offered (plus accrued and unpaid interest to the date of redemption) if the Chesapeake Midstream Operating, L.L.C. acquisition does not close on or prior to February 28, 2013, or if the purchase agreement therefor is terminated at any time prior thereto.
Change of Control:	Investor put at 101% of principal plus accrued interest
CUSIP:	00434N AA3
ISIN:	US00434NAA37
Minimum Allocations:	$2,000
Increments:	$1,000
Pro Forma Ratio of Earnings to Fixed Charges:	2.7x
Trade Date:	December 12, 2012
Settlement Date:	December 19, 2012 (T+5)

Joint Book Runners:	Citigroup Global Markets Inc.
Barclays Capital Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
Senior Co-Managers:	BMO Capital Markets Corp.
Capital One Southcoast, Inc.
DnB Markets, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
RBS Securities Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
SMBC Nikko Capital Markets Limited
TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Concurrent Offering of Common Units

On December 12, 2012, we priced a separate public offering of 16,000,000 common units (the “Equity Offering”). The net proceeds of the Equity Offering are expected to be approximately $495 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Proposed Amendment to Revolving Credit Facility

On December 12, 2012, we obtained approval from the requisite number of lenders under our senior secured revolving credit facility to amend our revolving credit facility as described in the preliminary prospectus supplement dated December 12, 2012 with respect to the notes under the caption “Summary—Recent Developments—CMO Acquisition—Financing of the CMO Acquisition—Proposed Amendment of Revolving Credit Facility.”

Settlement Date

Delivery of the notes will be made against payment therefor on or about December 19, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuers have filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets, Inc. toll-free at (800) 831-9146, Barclays Capital Inc. toll-free at (888) 603-5847, UBS Securities LLC toll-free at (888) 827-7275 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.